HIVETRACKS

Bees as Biosensors to Track Biodiversity



hivetracks.com Creston, NC

Technology | B2B | Agriculture & Agtech | Science & R&D

Highlights

1. Successfully closed and oversubscribed $500k pre-seed round in 2022, raising $635k.
2. 20,000+ beekeeper community with 225,000+ tracked hives since 2010
3. New B2C beekeeper app to be launched in 2023
4. $250k+ in government contracts since 2021
5. 1000+ app users and 4+ B2G customers

Our Team



Max Rünzel CEO & Co-Founder

Max is CEO and Co-Founder of HiveTracks and an expert on digitalization and empowerment of smallholder producers. He formerly worked at the FAO, the Food and Agriculture Organization of the United Nations.

> 75% of the food we produce depends upon natural pollinators like bees. Keeping bees healthy in healthy ecosystems is essential to our planet and a key driver to making the world more resilient in the face of ever more adverse climatic events.



James Wilkes Founder and CBO

James is a professor of computer science, experienced beekeeper and local food producer. He helped pioneer data-driven research in the bee space in the U.S. by founding the first beekeeping app used by thousands of beekeepers worldwide.



Laura Dye COO & Co-Founder

Laura is a focused, strategic, and entrepreneurial leader with a proven track record in top sales achievement. She's worked with companies in several industries to identify and quantify the value of implementing new technology solutions.



John Cornett CTO

John is a senior software developer and cloud architect with 20+ years of industry experience. His forte is building robust software architectures on firm foundations to function at scale.

Pitch




HiveTracks
Solving the scalability problem in biodiversity data

HiveTracks creates data-driven innovation to solve some of the biggest problems of our time — from sustaining biodiversity to global food-stability.

Today, the lack of data poses the biggest roadblock in creating lasting positive change for companies and governments willing to tackle the loss of biodiversity and improving food stability. Because how can we change what we cannot measure?

Measuring biodiversity is almost impossible to do at scale because it is hardware intensive, requires manual surveys (*like people in white lab coats making lists of how many beetles they saw!*) and, thus, super expensive. Meanwhile, Environmental, Social and Governance (ESG) reporting is starting to incorporate companies' biodiversity impact as global food chains are under pressure. There is an immense need to get biodiversity data at scale.


The problem:
Measuring and monetizing biodiversity is difficult!
AXIOS
Biodiversity is the new net-zero
Biodiversity Data Growth Forecast as Investors Look to Nature
Finance faces new nature-positive disclosure requirements
A revolutionary solution:
Bees as Biosensors!
Bees are essential to global biodiversity and agriculture
value of biodiversity in maintaining global commercial forest productivity alone is worth $490 billion per year
maintenance of pollinator diversity protects up to $577 billion in annual crop output.

Bees as Biosensors? Yes. Deeply connected to their ecosystems, bees are knowledgeable biosensors measuring the health of the environment and biodiversity in the 6,900+ acres (2,800+ hectares) every single bee forages. They detect environmental and climate impacts earlier than we can and behave and respond to it immediately. What if we could access their intelligence?

Our Surprising Solution:


Bees as data source:
Scalable, ubiquitous and sustainable.
Bees provide valuable environmental intelligence as the rate of their natural pollination impacts local biodiversity and agriculture. Documenting it is powerful!
Local Flowering patterns
Pollination impact
Air Quality & Pollution
Status of local biodiversity
Colony Strength
Honey Production
Climate Factors
Disease Tracking
HiveTracks

Many insects are biosensors, but honey bees have a deeper relationship and interaction with humans—beekeepers—with whom they can share their valuable environmental intelligence. Beekeepers know if the bees aren't healthy and their frequent hive inspections reveal approximately 50 data points with each record. So HiveTracks empowers both the bees and their keepers with technology-powered products to crowd-source environmental data to create a planet-positive impact.

The health and behavior of bees, their rate of pollination and productivity, together with weather data and local flora, allows us to **evaluate local biodiversity, climate impacts, and pollination efficiency at a ground-truthed, highly granular level.** Our beekeepers around the world spin a tightly-woven community of nature experts highly sensitive to their bees' behavioral patterns. They are our companions.

Our Business Model:


SaaS App Business model
First, we built an app for beekeepers to love. Because there is no bee data without beekeepers.
A beekeeper collect approximately 50 environmental data points/month.
DaaS Business Model
From this bio data we build powerful nature-based data products to measure and monetize biodiversity.


✓ Bee behavior
✓ Colony strength
✓ Bee health
✓ Types of flora
✓ Plant growth stages
✓ Blooming patterns
✓ Weather events
✓ Climate data on a granular level

The HiveTracks app manages and optimizes tasks for beekeepers worldwide on the basis of data-driven best practices derived from the community. We call this "community intelligence," and believe it is key because no one knows bees better than their keepers. Communitizing their experience improves bee health, promotes better beekeeping, and drives everything a beekeeper loves:

✓ Increased honey harvests
✓ Increased overwintering rates
✓ Detecting diseases earlier
✓ Learning from the community of beekeepers


We build essential tools for beekeepers. And they love it!
20,000+ beekeepers
225,000+ tracked Hives
New App in 2023
Decentralized ground-truthing
Trusted brand and decade of reputation
HiveTracks
The HiveTracks App
✓ Better plan, track and guide for a difficult practice
✓ Benefit from community-derived guidance
✓ Increases core KPIs: overwintering rate, productivity, disease detection
App Store
Google Play

But while we serve our passionate community with an essential tool, the app automates the community-sourcing of vital environmental intelligence: bee data. Knowing the health of hives locally and globally, knowing what blooms when and where, and being able to relate these patterns to other climate factors unlocks a unique data set simply impossible to unearth otherwise.

Our app is available on both app stores as a SaaS subscription and is a gateway to building a sustainable community of beekeepers unlocking local environmental intelligence globally.

The community-sourced biodata together with our science-led proprietary data models provide a groundbreaking way to monitor, predict and certify valuable data-driven solutions. It is possible to:

✓ Monitor Biodiversity - from locally to globally *(yes!)*
✓ Predict growth phases for pollination-dependent crops
✓ Authenticate origin of honey
✓ Develop at-scale environmental monitoring

With 225,000+ hives tracked to date, HiveTracks bees have covered over 1,500+ million acres (600+ million hectares) - *that's more than the agricultural area of the US and more than twice the area of Europe's farmland!*

This proves that sourcing and monitoring environmental data from bees is scalable. The commercial applications of this are powerful:


Our Bee Data unlocks tangible value:
Biodiversity as a Service
Agricultural Forecasting
Origin Authentification
Environmental Monitoring
In a $70 billion addressable market in AgriFoodTech.
Commodities, Finance, Trade
Farmers and producers
Sellers of produce
Governments & Agencies

Using this "**environmental intelligence**," we bring to life impactful paid solutions for governments, agriculture and for organizations wishing to monitor their local biodiversity impact. To date, we have secured $250k in government contracts.

The Opportunity is BIG:


Each hive tracked unlocks more potential for DaaS Revenues in a b(l)ooming field.
App Users
Geographical User Density
SaaS App Business model
TAM: 2.5m Beekeepers
DaaS Business Model
TAM: 10k organizations
Market Size
$ 39 b Ecosystem Services
$1.2 b Agriculture Analytics
$ 22 b Food Traceability
$ 15 b Environmental Monitoring



Revenue
& TAM

We are confident that HiveTracks provides a unique solution to one of the biggest and most relevant opportunities of our time, using a proprietary science-based approach that is almost impossible to copy.

HiveTracks is in the booming AgriFoodTech space, which has seen investments increasing at a strong rate. The projected market for precision agriculture is $12.7 billion by 2025, and AgriFoodTech VC funding increased by 59% in 2021.



AgriFoodTech is b(l)ooming!
Why a solid sustainability strategy needs good data as its foundation
Economic value of insect pollination worldwide estimated at 153 billion euros
$12.7 billion
Projected Precision Agriculture Market by 2025
+ 13% CAGR
Precision Agriculture Market growth until 2025
+ 14.6% / year
Growth rate of Data Management sector in Precision Agriculture by 2025
HiveTracks
Investments are growing!
Investors coalesce around biodiversity to halt loss
A-Team Insight
Biodiversity Data Growth Forecast as Investors Look to Nature
2016
2017
2018
2019
2020
2021
$8,7
$12,1
$21,3
$22,1
$27,8
$51,7
Annual AgTech Financings in billion $

Use of funds

We plan to launch and scale our new HiveTracks app to create the biggest impact! With your funds, you become part of real change. Your equity in our company is part of humanity's equity in our planet.

To date, we have raised over $600,000 that we have invested in rebuilding our technology stack, building our new app, and creating a team that is ready to grow and scale HiveTracks.



We believe, REAL IMPACT needs to be funded by REAL people! That's why we crowd-raise $1million.
✓ 18 months runway @$55k burn
✓ 75% in staff: Dev, UUX/UI, Data Science, Comms, Support and Management
✓ 15% in Sales & Marketing
✓ 10% General & Admin expenses
JOIN THE JOURNEY!
$1,000
$100
$250
$500
$75
General & Administrative
Product Development & Support
Business Development & Marketing
Wages, Contractors & Consulting
Remaining cash in Q2 2024
CASH IN VS CASH OUT
Q1 2023 – Q2 2024

7.5% of funds raised will go towards the Wefunder intermediary fee.

<u>**$1,000,000 as a growth round will help us achieve:**</u>

✓ a goal of 5,000 paid B2C customers by improving mobile functionality, optimizing onboarding, and refining engagement

✓ 5+ new B2B and 5+ B2G customers by launching our admin portal that seamlessly integrates with our mobile app and a one-to-many subscription

✓ Critical mass and strategic density of app users to build a valuable dataset

- *Forward looking projections cannot be guaranteed.*

<u>**Your investment has an immediate impact:**</u>

✓ It helps us increase the network of beekeepers that each protect and monitor biodiversity locally through their beekeeping practices and guided by our app

✓ It helps governments, NGOs and organizations worldwide to measure and manage their impact on biodiversity

✓ It increases beekeeper livelihoods, pollination-dependent food availability for consumers, and predictability and resiliency for farmers who rely on pollinators

<u>**Reasons to invest**</u>

We have been pioneers since 2010 and are aiming to create the largest actionable biodiversity data set in the world. Bees are our sensors and beekeepers are our companions in cultivating a one-of-a-kind scalable, sustainable and impactful ecosystem of environmental data helping to drive real impact.

Our clients include the German Federal Foreign Office and green financial institutions. Additionally, we work with smallholder beekeepers in Ethiopia and Uzbekistan to improve their livelihoods through better hive management practices facilitated by our app, and consumers will experience increased confidence by knowing exactly where their honey originated.

<u>**Don't worry, we're not only innovative, but also smart**</u> *(as in Professor-kind of smart):*


Our innovation is driven by our own pioneering scientific research:
HiveTracks builds on its strong Science Panel, which has researched and published the industry-standard of data science in the beekeeping space for decades.
Appalachian STATE UNIVERSITY
JOURNAL OF INFORMATION SYSTEMS APPLIED RESEARCH
Journal for Bee Data Standardization
IEEE CTSoc
USDA
Prof. James Wilkes
Beekeeper, Farmer & Professor of Computer Science at Appalachian State University
• Science-Focused Founder of HiveTracks
• Pioneering cloud and mobile technology in the beekeeping space
• 10m– Research Grants by USDA
Prof. Joseph Cazier
Professor of Computer Information Systems at Arizona State University
• Educational Analytics, Ecological Analytics, Energy Analytics, and Health Analytics
• 60 Articles, 15 Book chapters, 3 United Nations Guidelines.

The heart of HiveTracks is based on our academic, data-driven research generated by our founder James Wilkes (Professor of Computer Science) and our data-science expert Joseph Cazier (Professor of Computer Information Systems) which have published in the beekeeping space for years.

Join Us Today


HiveTracks
Your investment goes towards a measurable planet-positive impact while pioneering a nature-driven way to leverage positive impact commercially.